Exihibit 99.4

North American Energy Partners Inc.

CANADIAN SUPPLEMENT TO:

Annual Management’s Discussion and Analysis

For the year ended March 31, 2011

This document supplements the Management’s Discussion and Analysis for the three months and year ended March 31, 2011 and has been prepared pursuant to Section 5.2 of National Instrument 51-102-Continuous Disclosure Obligations.

NAEP

North American Energy Partners Inc.

Canadian Supplement to Management’s Discussion and Analysis

For the year ended March 31, 2011

June 2, 2011

Summary of differences between US GAAP and Canadian GAAP

The annual consolidated financial statements for the year ended March 31, 2011 and the accompanying annual Management’s Discussion and Analysis (MD&A) have been prepared in accordance with United States (US) generally accepted accounting principles (GAAP). As required by National Instrument 52-107, for the fiscal year of adoption of US GAAP and one subsequent fiscal year, we are required to provide a Canadian Supplement to our MD&A that restates, based on financial information reconciled to Canadian GAAP, those parts of our MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP. The Canadian Supplement to the MD&A should be read in conjunction with our annual financial statements and annual MD&A included in our annual report for the year ended March 31, 2011 prepared in accordance with US GAAP.

The material differences between US GAAP and Canadian GAAP on our financial position and results of operations for the year ended March 31, 2011 are explained and quantified in note 31 to our consolidated financial statements for the year ended March 31, 2011.

The “Consolidated Three Month Results” and “Consolidated Annual Results” tables in this supplement highlight the differences between Canadian and US GAAP. The tables in this supplement reporting the “Reconciliation of Net Income (Loss) to EBITDA and Consolidated EBITDA”, “Non-Operating Income and Expense” and “Realized and Unrealized (Gain) Loss on Derivative Financial Instruments” for the three months and year ended March 31, 2011 and “Summary of Consolidated Quarterly Results” are prepared in accordance with Canadian GAAP. Amounts included in this supplement are in millions of Canadian dollars, except per share information and amounts included in the tables.

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Consolidated Three Month Results

	Three Months Ended March 31,
(dollars in thousands, except per share information)	2011 (Canadian GAAP)	Adjustments	2011 (US GAAP)	2010 (Canadian GAAP)	Adjustments	2010 (US GAAP)
Revenue (e)	$176,599	$(2,089)	$174,510	$222,374	$(1,805)	$220,569
Project costs (e)	102,131	(3,748)	98,383	94,015	(1,614)	92,401
Equipment costs	64,753		64,753	61,493		61,493
Equipment operating lease expense	16,080		16,080	22,009		22,009
Depreciation (a)	12,654	28	12,682	11,912	31	11,943
Gross (loss) profit	(19,019)	1,631	(17,388)	32,945	(222)	32,723
General and administrative expense (c) and (e)	14,740	(305)	14,435	19,308	(204)	19,104
Operating (loss) income	(35,724)	272	(35,452)	12,959	168	13,127
Net loss	$(29,441)	$(1,011)	$(30,452)	$(2,963)	$2,020	$(943)
Per share information
Net loss–basic	$(0.81)	$(0.03)	$(0.84)	$(0.08)	$0.05	$(0.03)
Net loss–diluted	$(0.81)	$(0.03)	$(0.84)	$(0.08)	$0.05	$(0.03)
EBITDA	$(18,374)	$(1,052)	$(19,426)	$18,157	$2,757	$20,914
Consolidated EBITDA (as defined within our credit agreement)	$23,871	$133	$24,004	$26,428	$ –	$26,428

Consolidated Annual Results

	Year Ended March 31,
(dollars in thousands, except per share information)	2011 (Canadian GAAP)	Adjustments	2011 (US GAAP)	2010 (Canadian GAAP)	Adjustments	2010 (US GAAP)
Revenue (e)	$864,146	$(6,098)	$858,048	$763,301	$(4,336)	$758,965
Project costs (e)	463,458	(7,339)	456,119	304,849	(3,542)	301,307
Equipment costs	234,933	–	234,933	209,408	–	209,408
Equipment operating lease expense	69,420	–	69,420	66,329	–	66,329
Depreciation (a)	39,329	111	39,440	42,512	124	42,636
Gross profit	57,006	1,130	58,136	140,203	(918)	139,285
General and administrative expense (c) and (e)	60,043	(111)	59,932	63,236	(706)	62,530
Operating (loss) income	(10,056)	(773)	(10,829)	72,811	663	73,474
Net (loss) income	$(25,686)	$(8,964)	$(34,650)	$29,174	$(955)	$28,219
Per share information
Net (loss) income–basic	$(0.71)	$(0.25)	$(0.96)	$0.81	$(0.03)	$0.78
Net (loss) income–diluted	$(0.71)	$(0.25)	$(0.96)	$0.79	$(0.02)	$0.77
EBITDA	$41,927	$(10,054)	$31,873	$111,881	$452	$112,333
Consolidated EBITDA (as defined within our credit agreement)	$85,421	$(1,320)	$84,101	$121,644	$ –	$121,644

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NAEP

Reconciliation of Net (Loss) Income to EBITDA and Consolidated EBITDA (Canadian GAAP)

	Three Months Ended March 31,
(dollars in thousands)	2011	2010
Net loss	$(29,441)	$(2,963)
Adjustments:
Interest expense	7,086	5,709
Income taxes (benefit)	(10,141)	3,010
Depreciation	12,654	11,912
Amortization of intangible assets	1,468	489
EBITDA	$(18,374)	$18,157
Adjustments:
Unrealized foreign exchange gain on 8 3/4% senior notes	–	(6,154)
Realized and unrealized (gain) loss on derivative financial instruments	(3,137)	13,946
Loss on disposal of property, plant and equipment and assets held for sale	497	189
Stock-based compensation expense	516	268
Equity in loss of unconsolidated joint venture	1,844	22
Revenue writedown on Canadian Natural project	42,525	–
Consolidated EBITDA (as defined within our credit agreement)	$23,871	$26,428

	Year Ended March 31,
(dollars in thousands)	2011	2010	2009
Net (loss) income	$(25,686)	$29,174	$(137,877)
Adjustments:
Interest expense	28,798	23,594	27,450
Income taxes (benefit)	(4,760)	14,051	14,599
Depreciation	39,329	42,512	36,227
Amortization of intangible assets	4,246	2,550	2,338
EBITDA	$41,927	$111,881	$(57,263)
Adjustments:
Unrealized foreign exchange (gain) loss on 8 3/4% senior notes	–	(48,424)	45,860
Realized and unrealized (gain) loss on derivative financial instruments	(8,107)	54,411	(32,595)
Loss on disposal of property, plant and equipment and assets held for sale	2,773	1,606	5,349
Stock-based compensation expense	2,144	2,214	1,895
Equity in loss (earnings) of unconsolidated joint venture	2,720	(44)	–
Impairment of goodwill	–	–	176,200
Loss on debt extinguishment	1,439	–	–
Revenue writedown on Canadian Natural Project	42,525	–	–
Consolidated EBITDA (as defined within our credit agreement)	$85,421	$121,644	$139,446

Non-Operating Income and Expense (Canadian GAAP)

	Three Months Ended March 31,
(dollars in thousands)	2011	2010	Change
Interest expense
Interest on 8 3/4% senior notes and swaps	$ –	$4,573	$(4,573)
Interest on capital lease obligations	144	227	(83)
Amortization of deferred financing costs	187	213	(26)
Amortization of premium on Series 1 Debentures	(96)	–	(96)
Interest on credit facilities	1,681	990	691
Interest on Series 1 Debentures	5,133	–	5,133
Interest on long term debt	$7,049	$6,003	$1,046
Other interest	37	(294)	331
Total interest expense	$7,086	$5,709	$1,377
Foreign exchange loss (gain)	31	(5,925)	5,956
Realized and unrealized (gain) loss on derivative financial instruments	(3,137)	13,946	(17,083)
Other income	(122)	(818)	696
Income taxes (benefit)	(10,141)	3,010	(13,151)

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	Year Ended March 31
(dollars in thousands)	2011	2010	Change
Interest expense
Interest on 8 3/4% senior notes and swaps	$1,238	$19,041	$(17,803)
Interest on capital lease obligations	689	1,032	(343)
Amortization of deferred financing costs	786	862	(76)
Amortization of premium on Series 1 Debentures	(370)	–	(370)
Interest on credit facilities	5,361	2,375	2,986
Interest on Series 1 Debentures	20,132	–	20,132
Interest on long term debt	$27,836	$23,310	$4,526
Other interest	962	284	678
Total interest expense	$28,798	$23,594	$5,204
Foreign exchange gain	(1,659)	(48,405)	46,746
Realized and unrealized (gain) loss on derivative financial instruments	(8,107)	54,411	(62,518)
Loss on debt extinguishment	1,462	–	1,462
Other income	(104)	(14)	(90)
Income taxes (benefit)	(4,760)	14,051	(18,811)

Realized and Unrealized (Gain) Loss on Derivative Financial Instruments (Canadian GAAP)

	Three Months Ended March 31,
(dollars in thousands)	2011	2010	Change
Swap liability loss	$ –	$6,344	$(6,344)
Redemption option embedded derivative loss on 8 3/4% senior notes	–	2,602	(2,602)
Redemption options embedded derivatives gain on the Series 1 Debentures	(1,172)	–	(1,172)
Supplier contracts embedded derivatives (gain) loss	(1,686)	643	(2,329)
Customer contract embedded derivative (gain) loss	(279)	190	(469)
Swap interest payment	–	4,167	(4,167)
Total	$(3,137)	$13,946	$(17,083)

	Year Ended March 31
(dollars in thousands)	2011	2010	Change
Swap liability loss	$1,783	$49,078	$(47,295)
Redemption option embedded derivative gain on 8 3/4% senior notes	—	(3,716)	3,716
Redemption options embedded derivatives gain on the Series 1 Debentures	(5,802)	—	(5,802)
Supplier contracts embedded derivatives gain	(3,812)	(13,315)	9,503
Customer contract embedded derivative (gain) loss	(604)	6,805	(7,409)
Swap interest payment	328	15,559	(15,231)
Total	$(8,107)	$54,411	$(62,518)

Summary of Consolidated Quarterly Results (Canadian GAAP)

(dollars in millions)	March 31, 2011	Dec 31, 2010	Sept 30, 2010	June 30, 2010	March 31, 2010	Dec 31, 2009	Sept 30, 2009	June 30, 2009
	Fiscal 2011				Fiscal 2010
Revenue	$176.6	$266.1	$235.7	$185.8	$222.4	$222.7	$171.1	$147.1
Gross (loss) profit	(19.0)	30.9	29.3	15.8	32.9	48.1	33.7	25.5
Operating (loss) income	(35.7)	11.3	13.4	0.9	13.0	31.1	18.8	10.0

Net (loss) income	(29.4)	5.4	5.6	(7.3)	(3.0)	15.6	6.5	10.1
Net (loss) income per share – Basic	$(0.81)	$0.15	$0.16	$(0.20)	$(0.08)	$0.43	$0.18	$0.28
Net (loss) income per share – Diluted	$(0.81)	$0.15	$0.15	$(0.20)	$(0.08)	$0.43	$0.18	$0.28

Canadian and United States accounting policies differences

A detailed reconciliation of our results for the years ended March 31, 2011, 2010 and 2009 are included in note 31 to our consolidated financial statements for the years ended March 31, 2011, 2010 and 2009.

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NAEP

The differences between US GAAP and Canadian GAAP that have the most significant impact on our financial position and results of operations for the three months and year ended March 31, 2011, include accounting for: capitalization of interest, financing costs, discounts and premiums, derivative financial instruments and stock-based compensation.

a) Capitalization of interest

US GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP. The capitalized amount is subject to depreciation in accordance with our policies when the asset is placed into service.

b) Financing costs, discounts and premiums

Under US GAAP, deferred financing costs incurred in connection with our 9.125% Series 1 Debentures and our 8 3/4% senior notes were being amortized over the term of the related debt using the effective interest method. Prior to April 1, 2007, the transaction costs on the 8 3/4% senior notes were recorded as a deferred asset under Canadian GAAP and these deferred financing costs were being amortized on a straight-line basis over the term of the debt.

Effective April 1, 2007, we adopted CICA Handbook Section 3855, “Financial Instruments — Recognition and Measurement”, on a retrospective basis without restatement. Although Section 3855 also requires the use of the effective interest method to account for the amortization of finance costs, the requirement to bifurcate the issuer’s early prepayment option on issuance of debt (which is not required under US GAAP) resulted in an additional premium of $3.5 million on the Series 1 Debentures that is being amortized over the term of the Series 1 Debentures under Canadian GAAP. The same was being done on the extinguished 8 3/4% senior notes. The unamortized premium is disclosed as part of the carrying amount of the “Series 1 Debentures” in the Consolidated Balance Sheets. Foreign denominated transaction costs, discounts and premiums on the 8 3/4% senior notes were considered as part of the carrying value of the related financial liability under Canadian GAAP and were subject to foreign currency gains or losses resulting from periodic translation procedures as they were treated as a monetary item under Canadian GAAP. Under US GAAP, foreign denominated transaction costs are considered non-monetary and are not subject to foreign currency gains and losses resulting from periodic translation procedures. The unamortized discounts and premiums on the 8 3/4% senior notes were expensed on the settlement of the 8 3/4% senior notes under both Canadian and US GAAP with a difference of $2.9 million.

In connection with the adoption of Section 3855, transaction costs incurred in connection with our amended and restated credit agreement of $1.6 million were reclassified from deferred financing costs to intangible assets on April 1, 2007 under Canadian GAAP and these costs continued to be amortized on a straight-line basis over the term of the credit facilities. Under US GAAP, we continue to amortize these transaction costs over the stated term of the related facilities using the effective interest method. We disclose the unamortized deferred financing costs related to the Series 1 Debentures, the 8 3/4% senior notes and the credit facilities as “Deferred financing costs” on the Consolidated Balance Sheets (March 31, 2011—$7.7 million; March 31, 2010—$6.7 million) with the amortization charge classified as “Interest expense” on the Consolidated Statement of Operations and Comprehensive (Loss) Income. Under Canadian GAAP, the unamortized financing costs related to the Series 1 Debentures (March 31, 2011—$6.2 million) and the 8 3/4% senior notes (March 31, 2010—$1.5 million) are included in “Series 1 Debentures” and “8 3/4% senior notes” respectively whilst the unamortized deferred financing costs in connection with the credit facilities (March 31, 2011—$1.4 million; March 31, 2010—$1.1 million) are included in “Intangible assets” on the Consolidated Balance Sheets resulting in a Canadian and US GAAP presentation difference.

c) Stock-based compensation

Up until April 1, 2006, we followed the provisions of ASC 718, “Compensation-Stock Compensation”, for US GAAP purposes. As we use the fair value method of accounting for all stock-based compensation payments under Canadian GAAP, there were no differences between Canadian and US GAAP prior to April 1, 2006. On April 1, 2006, we adopted the provisions of SFAS No. 123(R), “Share-Based Payment”, which is now a part of ASC 718. As we used the minimum value method for purposes of complying with ASC 718, we were required to adopt the provisions under the revised guidance prospectively. Under Canadian GAAP, we were permitted to exclude volatility from the determination of the fair value of stock options granted until the filing of our initial registration statement relating to our initial public offering of voting shares on July 21, 2006. As a result, for options issued between April 1, 2006 and July 21, 2006, there is a difference between Canadian and US GAAP relating to the determination of the fair value of options granted.

On September 22, 2010, we modified a senior executive employment agreement to allow the option holder the right to settle options in cash which resulted in 550,000 stock options changing classification from equity to a long term liability. Under US GAAP, such modification is measured at fair value using a model such as Black-Scholes. Under Canadian GAAP, stock options that are cash settled are measured at the amount by which the quoted market value of the shares of our stock covered by the grant exceeds the option price. This resulted in a measurement difference between US and Canadian GAAP. At March 31, 2011, the liability under US GAAP was measured at $5.1 million of which $2.2 million was transferred from additional paid-in capital and the difference of $2.9 million was recognized as incremental compensation cost in the Consolidated Statements of Operations under General and administrative expense. Under Canadian GAAP, the liability was measured at $3.8 million resulting in a transfer of the same amount from additional paid-in capital and the difference of $1.6 million was recognized as incremental compensation cost.

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d) Derivative financial instruments

Under Canadian GAAP, we determined that the issuer’s early prepayment option included in the Series 1 Debentures of $3.9 million should be bifurcated from the host contract, along with a contingent embedded derivative liability of $0.4 million in the Series 1 Debentures that provide for accelerated redemption by the holders in certain instances (as defined in the trust indenture that governs the Series 1 Debentures). These embedded derivatives were measured at fair value at April 7, 2010, the inception date of the Series 1 Debentures and the residual amount of the proceeds was allocated to the debt. Changes in fair value of the embedded derivatives are recognized in net income and the carrying amount of the Series 1 Debentures is accreted to par value over the term of the Series 1 Debentures using the effective interest method and is recognized as interest expense as discussed in b) above. The same accounting treatment was used on the extinguished 8 3/4% senior notes.

Under US GAAP, ASC 815, “Derivatives and Hedging”, establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts and debt instruments, be recorded on the balance sheet as either an asset or liability measured at its fair value. The contingent embedded derivative in the Series 1 Debentures that provides for accelerated redemption by the holders in certain instances (as defined in the trust indenture that governs the Series 1 Debentures) did not meet the criteria for bifurcation from the debt contract and separate measurement at fair value and was not bifurcated from the host contract and measured at fair value resulting in a US GAAP and Canadian GAAP difference. The contingent embedded derivative in the 8 3/4% senior notes that provide for accelerated redemption by the holders in certain instances met the criteria for bifurcation from the debt contract and separate measurement at fair value. The embedded derivative was measured at fair value and changes in fair value recorded in net income for all periods presented. The issuer’s early prepayment option included in both the Series 1 Debentures (as defined in the trust indenture that governs the Series 1 Debentures) and the 8 3/4% senior notes did not meet the criteria as an embedded derivative under ASC 815 and was not bifurcated from the host contract resulting in a US GAAP and Canadian GAAP difference.

e) Joint venture

Under US GAAP, we record our share of earnings of the JV using the equity method of accounting. Under Canadian GAAP, we use the proportionate consolidation method of accounting for the JV. Under the proportionate consolidation method, we recognize our share of the results of operations, cash flows, and financial position of the JV on a line-by-line basis in our consolidated financial statements. While there is no impact on net income or earnings per share as a result of the US GAAP treatment of the joint venture, as compared to Canadian GAAP, there are presentation differences affecting the disclosures in the consolidated financial statements and supporting notes.

f) Other matters

Other adjustments relate to the tax effect of items (a) through (d) above. The tax effects of temporary differences are described as future income taxes under Canadian GAAP whereas in these financial statements such amounts are described as deferred income taxes under US GAAP. In addition, Canadian GAAP generally refers to additional paid-in capital as contributed surplus for financial statement presentation purposes.

Management’s Discussion and Analysis under US GAAP

Please refer to our annual report for March 31, 2011 for our corresponding MD&A under US GAAP. The differences between US GAAP and Canadian GAAP, described above, affect the discussion and analysis in several sections of our annual MD&A.

Additional information

Additional information relating to our business, including our Annual Information Form (AIF) dated June 2, 2011, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company web site at www.nacg.ca.

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